Tailwind Acquisition Corp.

1545 Courtney Ave
Los Angeles, CA 90046

September 1, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Tailwind Acquisition Corp. Registration Statement on Form S-1 File No. 333-248113

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tailwind Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time on Thursday, September 3, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Chief Executive Officer